EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the years-to-date ended June 30, 2017, and 2016
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	JUNE 2017	JUNE 2016
Available earnings:
Earnings from continuing operations before interest expense, amortization of debt expense and income taxes	$438	$445
Add: interest portion of rental expense	9	8
Add: distributed income of equity affiliates	23	32
Add: undistributed (income) losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	—	(12)
Available earnings	$470	$473
Fixed charges:
Interest expense and other financial charges	$204	$215
Interest portion of rental expense	9	8
Total fixed charges	213	223
Dividends on preference shares (pretax)	—	27
Total fixed charges and preference dividends	$213	$250
Ratio of earnings to fixed charges	2.21	2.12
Ratio of earnings to combined fixed charges and preference dividends	2.21	1.89